       1                                                 EXHIBIT 12.1


                              INTEL CORPORATION


                   STATEMENT SETTING FORTH THE COMPUTATION
        OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

                        (In millions, except ratios)

                                           Years Ended
                       ----------------------------------------------------

                       Dec. 26,   Dec. 25,   Dec. 31,   Dec. 30,   Dec. 28,
                         1992       1993       1994       1995       1996
                       --------   --------   --------   --------   -------
Income before taxes     $1,569     $3,530     $3,603     $5,638    $7,934

Add - Fixed charges net of
  capitalized interest      68         58         66         38        41
                         ------     ------     ------     ------    ------

Income before taxes
  and fixed charges
  (net of capitalized
   interest)            $1,637     $3,588     $3,669    $5,676     $7,975
                        ======     ======     ======    ======     ======

Fixed charges:

Interest*               $   54     $   50     $   57    $   29     $   25

Capitalized interest        11          8         27        46         33

Estimated interest component
  of rental expense         14          8          9         9         16
                        ------     ------     ------    ------     ------

Total                   $   79     $   66     $   93    $   84     $   74
                        ======     ======     ======    ======     ======


Ratio of earnings before taxes
  and fixed charges, to fixed
  charges                20.7x      54.4x      39.5x     67.6x     107.8x

* Interest expense includes the amortization of underwriting fees for the relevant periods outstanding.